UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38077

Bright Scholar Education Holdings Limited

No. 1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Explanatory Note

This report on Form 6-K/A, including the accompanied Exhibit 4.1, amends the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2024, which contains the Company’s announcement of its adoption of the 2024 Share Incentive Plan, in order to correct certain clerical errors contained in the form cover as well as the Exhibit 4.1.

Adoption of 2024 Share Incentive Plan

To promote the success and enhance the value of Bright Scholar Education Holdings Limited (the “Company”) (NYSE: BEDU), on January 18, 2024, the Company’s board of directors (the “Board”) approved the 2024 Share Incentive Plan (the “2024 Plan”), which became effective on the same date.

Subject to certain capitalization adjustments, the aggregate number of ordinary shares that may be issued pursuant to the 2024 Plan from and after its effective date will not exceed 17,835,723 Class A ordinary shares, i.e., 15% of the total issued and outstanding ordinary shares of the Company on the date of adoption of the 2024 Plan. This description of the material term of the 2024 Plan is qualified in its entirety by reference to the Company’s 2024 Plan, which is included as Exhibit 4.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 4.1	Bright Scholar Education Holdings Limited’s 2024 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bright Scholar Education Holdings Limited

Date: February 22, 2024	By:	/s/ Hui Zhang
	Name:	Hui Zhang
	Title:	Chief Financial Officer

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